UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                                SCHEDULE 13-D/A

                               (Amendment No. 3)

                  Under the Securities Exchange Act of 1934

                                E-Z-EM, INC.
                              (Name of Issuer)

                Common Stock, par value $0.10 per share
                       (Title of Class of Securities)

                                  269305405
                                (CUSIP Number)

                               David P. Meyers
                            1534 North Decatur Road
                                  Suite 202
                            Atlanta, Georgia 30307
                               (404) 371-0563
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 October 22, 2002
                        (Date of event Which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

                            CUSIP NO. 269305405

   (1)  Name of Reporting                     David P. Meyers
        Persons. I.R.S.Identification
        Nos. of Above Persons
        (Entities Only)

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 2(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         384,231 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         None
  Owned by Each
  Reporting                       (9)  Sole
  Person With                          Dispositive
                                       Power         384,231 shares

                                 (10)  Shared
                                       Dispositive
                                       Power         None

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        386,140 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares                      X

  (13)  Percent of Class                             3.8%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 269305405

   (1)  Name of Reporting                     Jonas I. Meyers
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization
                                  (7)  Sole Voting
                                       Power         218,453 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         None
  Owned by Each
  Reporting                       (9)  Sole
  Person With                          Dispositive
                                       Power         218,453 shares

                                 (10)  Shared
                                       Dispositive
                                       Power         None

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        218,453 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares                      X

  (13)  Percent of Class                             2.2%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 269305405

   (1)  Name of Reporting                     Stuart J. Meyers
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         313,758 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         1,684,550 shares
  Owned by Each
  Reporting                       (9)  Sole
  Person With                          Dispositive
                                       Power         313,758 shares

                                 (10)  Shared
                                       Dispositive
                                       Power         1,684,550 shares

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        1,998,308 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares                      X

  (13)  Percent of Class                             19.8%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 269305405

   (1)  Name of Reporting                     Betty K. Meyers
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      PF

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         279,437 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         1,684,550 shares
Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         279,437 shares

                                 (10)  Shared
                                       Dispositive
                                       Power         1,684,550 shares
  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        1,963,987 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares                      X

  (13)  Percent of Class                             19.4%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 269305405

   (1)  Name of Reporting                     Meyers Family Limited
        Persons. S.S. or                      Partnership
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         1,684,550 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         None
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         1,684,550 shares

                                 (10)  Shared
                                       Dispositive
                                       Power         None

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        1,684,550 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares                      X

  (13)  Percent of Class                             16.7%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            PN
        Persons

                           CUSIP NO. 269305405

   (1)  Name of Reporting                     Meyers Management Trust
        Persons. S.S.
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         1,684,550 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         None
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         1,684,550 shares

                                 (10)  Shared
                                       Dispositive
                                       Power         None

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        1,684,550 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares                      X

  (13)  Percent of Class                             16.7%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            OO
        Persons

                             SCHEDULE 13D/A

INTRODUCTION.

     David P. Meyers, Jonas I. Meyers, Stuart J. Meyers, Betty K. Meyers, the Meyers Family Limited Partnership and the Meyers Management Trust (collectively, the "Reporting Persons"), filed an amended Schedule 13D with the Securities and Exchange Commission (the "Commission") on August 8, 2003, amending a Schedule 13D filed on June 21, 2002, as amended on October 7, 2002, with respect to the securities of the issuer (the "Existing Statement").

     The Reporting Persons are filing this amendment to the Existing Statement (the "Fourth Amendment") to, among other things:

      (i) change the method of calculating the beneficial ownership of each of the Reporting Persons;

      (ii) include the Meyers Management Trust as a Reporting Person; and

      (ii) report changes in their ownership of Common Stock resulting from the disposition of sales by certain Reporting Persons in open market sales under Rule 144 under the Securities Act of 1933.

     Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Third Amendment.

Item 1. Security and Company.

     No change from disclosures in Existing Statement.

Item 2. Identity and Background.

     No change from disclosures in Existing Statement.

Item 3.  Source and Amount of Funds or Other Consideration

     No change from disclosures in Existing Statement.

Item 4. Purpose of the Transaction

     No change from disclosures in Existing Statement.

Item 5. Interest in Securities of the Company.

     The text of Item 5 of the Existing Statement is amended and restated in its entirety to read as follows:

     (a) David P. Meyers is the direct owner of 384,231 shares (3.8%) of Common Stock, and has a remainder interest in 366,642.67 shares (3.6%) of Common Stock. His mother, Betty K. Meyers, has a life estate in 45,012 of the shares in which Mr. Meyers has a remainder interest and the Meyers Family Limited Partnership owns the life estate (which is measured by the life of Betty K. Meyers) in the rest of the shares in which Mr. Meyers has a remainder interest. Mr. Meyers' beneficial ownership also includes 1,909 shares of Common Stock owned outright by his wife. In addition, Mr. Meyers, his wife and a trust established for the benefit his children own 21.89%, 7.12% and 1.53%, respectively, of the Meyers Family Limited Partnership, which owns 1,684,550 shares of Common Stock. In addition, Mr. Meyers may be considered to own an additional 0.66% interest in the Meyers Family Limited Partnership as a one-third (1/3) principal and income beneficiary of the Meyers Management Trust, which owns a 1.98% interest in the Meyers Family Limited Partnership. Mr. Meyers does not claim beneficial ownership of any shares of Common Stock owned by the Meyers Family Limited Partnership because neither he nor his wife have voting power or investment power over those shares as defined in Rule 13d-3(a).

     Jonas I. Meyers is the direct owner of 218,453 shares (2.2%) of Common Stock, and has a remainder interest in 366,641.67 shares (3.6%) of Common Stock. His mother, Betty K. Meyers, has a life estate in 42,510 of the shares in which Mr. Meyers has a remainder interest and the Meyers Family Limited Partnership owns the life estate (which is measured by the life of Betty K. Meyers) in the rest of the shares in which Mr. Meyers has a remainder interest. In addition, Mr. Meyers owns 21.89% of the Meyers Family Limited Partnership, which owns 1,684,550 shares of Common Stock. Mr. Meyers does not claim beneficial ownership of any shares of Common Stock owned by the Meyers Family Limited Partnership because he does not have voting power or investment power over those shares as defined in Rule 13d-3(a). In addition, Mr. Meyers may be considered to own an additional 0.66% interest in the Meyers Family Limited Partnership as a one-third (1/3) principal and income beneficiary of the Meyers Management Trust, which owns a 1.98% interest in the Meyers Family Limited Partnership.

     Stuart J. Meyers is the direct owner of 313,758 shares (3.1%) of Common Stock, and has a remainder interest in 366,641.67 shares (3.6%) of Common Stock. His mother, Betty K. Meyers, has a life estate in 42,510 of the shares in which Mr. Meyers has a remainder interest and the Meyers Family Limited Partnership owns the life estate (which is measured by the life of Betty K. Meyers) in the rest of the shares in which Mr. Meyers has a remainder interest. Mr. Meyers is the beneficial owner of 1,684,550 shares (16.7%) of Common Stock owned by the Meyers Family Limited Partnership by virtue of his position as a trustee of a trust that serves as the sole general partner of the Meyers Family Limited Partnership. Mr. Meyers, his wife, and a trust established for his children own 21.89%, 7.12% and 16.59%, respectively, of the Meyers Family Limited Partnership. Mr. Meyers' beneficial ownership does not include shares of Common Stock owned by a trust established for the benefit of his children (14,035 shares) because he does not have voting or investment control over the shares. In addition, Mr. Meyers may be considered to own an additional 0.66% interest in the Meyers Family Limited Partnership as a one-third (1/3) principal and income beneficiary of the Meyers Management Trust, which owns a 1.98% interest in the Meyers Family Limited Partnership.

     Betty K. Meyers is the direct owner of 279,437 shares (2.8%) of Common Stock, of which Ms. Meyers only has a life estate in 151,416 of the shares. In addition, Ms. Meyers is the beneficial owner of 1,684,550 shares (16.7%) of Common Stock owned by the Meyers Family Limited Partnership by virtue of his position as a trustee of a trust that serves as the sole general partner of the Meyers Family Limited Partnership. Ms. Meyers does not have any ownership interest in the Meyers Family Limited Partnership.

    The Meyers Management Trust is the beneficial owner of 1,684,550 shares of Common Stock owned by the Meyers Family Limited Partnership by virtue of its position as the sole general partner of the Meyers Family Limited Partnership. The Meyers Management Trust owns a 1.98% ownership interest in the Meyers Family Limited Partnership.

    The Meyers Family Limited Partnership owns 1,684,550 shares (16.7%) of Common Stock, of which it only has a life estate in 948,510 such shares, with the life estate measured by the life of Betty K. Meyers.

     In summary, the Reporting Persons beneficially own in the aggregate 2,882,338 shares (28.6%) of Common Stock.

     Notwithstanding the foregoing, if the Reporting Persons and the Stern Family Members are deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated by the Commission thereunder, then each of the Reporting Persons may deemed to beneficially own an additional 2,852,957 shares of Common Stock owned in the aggregate by the Stern Family Members, or an additional 28.2% of the shares of Common Stock issued and outstanding. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock owned and held by the Stern Family Members and the other Reporting Persons.

     David P. Meyers disclaims beneficial ownership of any shares of Common Stock beneficially owned by the David Meyers Children's Trust by the virtue of its ownership interest in the Meyers Family Limited Partnership.

     All percentages herein are calculated based upon 10,098,288 shares of Common Stock outstanding as of April 9, 2003, as set forth in Company's Form 10-Q for the quarterly period ended March 1, 2003, filed with the Commission on April 15, 2002.

          (b) David P. Meyers may be deemed to have the sole power to dispose of (and direct the disposition of) the 384,231 shares of Common Stock owned by him. As a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the Stern Family Members the power to vote (and direct the vote of) the 5,735,295 shares of Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in the Stockholders' Agreement, David P. Meyers may be deemed to have the sole power to vote (and direct the vote of) the 384,231 shares of Common Stock owned by him.

     Jonas I. Meyers may be deemed to have the sole power to dispose of (and direct the disposition of) the 218,453 shares of Common Stock owned by him. As a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the Stern Family Members the power to vote (and direct the vote of) the 5,735,295 shares of Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in the Stockholders' Agreement, Jonas I. Meyers may be deemed to have the sole power to vote (and direct the vote of) the 218,453 shares of Common Stock owned by him.

     Stuart J. Meyers may be deemed to have the sole power to dispose of (and direct the disposition of) the 313,758 shares of Common Stock owned by him, and the shared power to dispose of (and direct the disposition of) 1,684,550 shares of Common Stock owned by the Meyers Family Limited Partnership by virtue of his position as co-trustee of the trust that serves as sole general partner thereof. As a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the Stern Family Members the power to vote (and direct the vote of) the 5,735,295 shares of Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in the Stockholders' Agreement, Stuart J. Meyers may be deemed to have the sole power to vote (and direct the vote of) the 313,758 shares of Common Stock owned by him, and the shared power to vote 1,684,550 shares of Common Stock owned by the Meyers Family Limited Partnership by virtue of his position as co-trustee of the trust that serves as sole general partner thereof.

     Betty K. Meyers may be deemed to have the sole power to dispose of (and direct the disposition of) the 279,437 shares of Common Stock owned by her (but only to the extent of her interest therein), and the shared power to dispose of (and direct the disposition of) 1,684,550 shares of Common Stock owned by the Meyers Family Limited Partnership by virtue of her position as co-trustee of the trust that serves as sole general partner thereof. In addition, as a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the Stern Family Members the power to vote (and direct the vote of) the 5,735,295 shares of Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in the Stockholders' Agreement, Betty K. Meyers may be deemed to have the sole power to vote (and direct the vote of) the 279,437 shares of Common Stock owned by her, and the shared power to vote 1,684,550 shares of Common Stock owned by the Meyers Family Limited Partnership by virtue of her position as co-trustee of the trust that serves as sole general partner thereof.

     The Meyers Family Limited Partnership may be deemed to have the sole power to dispose of (and direct the disposition of) the 1,684,550 shares of Common Stock owned by it (but only to the extent of its interest therein). In addition, as a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the Stern Family Members the power to vote (and direct the vote of) the 5,735,295 shares of Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in the Stockholders' Agreement, the Meyers Family Limited Partnership may be deemed to have the sole power to vote (and direct the vote of) the 1,684,550 shares of Common Stock owned by it. Management of the Meyers Family Limited Partnership is controlled by Betty
K. Meyers and Stuart J. Meyers, who are co-trustees of a trust that serves as the sole general partner of the Meyers Family Limited Partnership.

     The Meyers Management Trust may be deemed to have the sole power to dispose of (and direct the disposition of) the 1,684,550 shares of Common Stock owned by the Meyers Family Limited Partnership (but only to the extent of its interest therein). In addition, as a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the Stern Family Members the power to vote (and direct the vote of) the 5,735,295 shares of Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in the Stockholders' Agreement, the Meyers Family Limited Partnership may be deemed to have the sole power to vote (and direct the vote of) the 1,684,550 shares of Common Stock owned by it. Management of the Meyers Family Limited Partnership is controlled by Betty K. Meyers and Stuart J. Meyers, who are co-trustees of a trust that serves as the sole general partner of the Meyers Family Limited Partnership.

     Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock owned and held by the Stern Family Members and the other Reporting Persons.

     The identity and background information required by Item 2 with respect to the Stern Family Members is set forth in Item 2 of the Schedule 13D of such persons filed with the Commission on July 30, 2002 (the "Stern Family Schedule 13D"). The Reporting Persons make no representations or warranties with respect to the accuracy or completeness of the identity and background information contained in the Stern Family Schedule 13D and incorporated herein by reference.

          (c) Except as set forth below, during the past 60 days, none of the Reporting Persons has effected any transaction in the Common Stock:

     - on August 13, 2003, Stuart J. Meyers sold 2,000 shares of Common Stock on the open market;

     - on August 14, 2003, Jonas I. Meyers sold 3,000 shares on the open market;

     - on July 14, 2003, David P. Meyers acquired 4,000 shares of Common Stock by the exercise of options;

     - on July 14, 2003, Betty K. Meyers acquired 33,765 shares of Common Stock by the exercise of options.

          (d) In addition, to the ownership interests of David P. Meyers, Stuart J. Meyers and Jonas I. Meyers in the Meyers Family Limited Partnership as disclosed above, the following persons own interests in the Meyers Family Limited Partnership, and therefore have the right to receive dividends or the proceeds of the sale of securities held by said entity:

Sara Meyers                                   7.12%
Christi Meyers                                7.12%
The Sara and Stuart Meyers Children's Trust   16.59%
David Meyers Children's Trust                 1.53%

Sara Meyers is the wife of Stuart J. Meyers. Christi Meyers is the wife of David P. Meyers. The trustee of the Sara and Stuart Meyers Children's Trust is an individual that is not related to the Reporting Persons. The trustee of the David Meyers Children's Trust is an individual that is not related to the Reporting Persons.

          (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company

     No change from disclosures in Existing Statement.

Item 7. Materials to be Filed as Exhibits

     No change from disclosures in Existing Statement.

                             SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                   /s/ David P. Meyers
                                   David P. Meyers, Individually


                                   /s/ Jonas I. Meyers
                                   Jonas I. Meyers, Individually


                                   /s/ Stuart J. Meyers
                                   Stuart J. Meyers, Individually


                                   /s/ Betty K. Meyers
                                   Betty K. Meyers, Individually


                                   MEYERS MANAGEMENT TRUST

                                   By: /s/ Stuart J. Meyers
                                   Name: Stuart J. Meyers
                                   Title: Co-Trustee


                                   MEYERS FAMILY LIMITED PARTNERSHIP,
                                   a Louisiana Limited Partnership

                                   By: Meyers Management Trust,
                                       General Partner

                                   By: /s/ Stuart J. Meyers
                                   Name: Stuart J. Meyers
                                   Title: Co-Trustee


Dated: August 25, 2003